November 6, 2014

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FuelCell Energy, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2013

Filed January 6, 2014

File No. 001-14204

Dear Mr. Cascio:

This correspondence is in response to your letter dated October 29, 2014, to Michael Bishop, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”, “FCE” or the “Company”). In that letter, you requested that FuelCell respond to your comments following a review of our letter dated October 10, 2014. We will respond to the comments in the order presented.

For the Staff’s reference, we have included, in this response letter, the original Staff comment in italics which is followed by FuelCell’s response.

Form 10-K for the fiscal year ended October 31, 2013

Consolidated Statements of Operations and Comprehensive Income (Loss), page 67

1. We note that sales to related parties represent a significant amount of revenues each period. Please revise future filings to separately state related party transactions on the face of your financial statements in accordance with Rule 4-08(k)(1) of Regulation S-X.

FuelCell Response:

We acknowledge the Staff’s comment and in future filings we will separately state related party transactions on the face of the financial statements in accordance with Rule 4-08(k)(1) of Regulation S-X.

Mr. Cascio

Securities and Exchange Commission

November 6, 2014

Note 1. Nature of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 71

2. We note your response to prior comment 3. Separately priced extended maintenance warranty agreements do not appear to be similar to license and royalty revenue arrangements. Accordingly, please revise segment disclosures in future filings to quantify the revenue recorded for extended maintenance warranty agreements separately in accordance with FASB ASC 280-10-50-40.

FuelCell Response:

We acknowledge the Staff’s comment and in future filings we will disclose the revenue recorded for extended maintenance warranty agreements (service agreements) in our notes to consolidated financial statements in accordance with FASB ASC 280-10-50-40.

The Company believes that it has addressed the Staff’s comments. FuelCell acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Bishop
Michael S. Bishop
Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc.

Peter J. Schaeffer, Partner, Patterson Belknap Webb & Tyler LLP

Richard Krantz, Partner, Robinson & Cole